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SEC FILE NUMBER
8-03271

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/25 (MM/DD/YY) AND ENDING 03/31/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Canaccord Genuity LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Penn 1, One Pennsylvania Plaza, 29th Floor
(No. and Street)

New York	NY	10119
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donald D. MacFayden	212-389-8088	dmacfayden@cgf.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald D. MacFayden _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Canaccord Genuity LLC _____, as of March 31 _____, 2 026 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Don MacFayden   Digitally signed by Don MacFayden
                       Date: 2026.05.30 00:11:56 +01'00'

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Consolidated Financial Statements and Supplemental Schedules

Canaccord Genuity LLC

As of and for the Year ended March 31, 2026
With Report of Independent Registered Public Accounting Firm

*This report is deemed CONFIDENTIAL in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.*

A Statement of Financial Condition has been bound separately and filed with the Securities and Exchange Commission herewith as a public document.

Canaccord Genuity LLC
(A fully owned subsidiary of Canaccord Genuity Group Inc. "CGGI")

Consolidated Financial Statements and Supplemental Schedules

Year Ended March 31, 2026



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
ey.com

Shape the future
with confidence

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of Canaccord Genuity LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Canaccord Genuity LLC (the Company) as of March 31, 2026, the related consolidated statements of comprehensive loss, changes in subordinated borrowings, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2026, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2006.

May 29, 2026

<p style="text-align:center">Canaccord Genuity LLC
Consolidated Statement of Financial Condition
As of March 31, 2026</p>

ASSETS

Cash and cash equivalents	$83,340,521
Receivables from clearing brokers	64,327,389
Securities owned, at fair value	170,294
Corporate finance trading receivables	10,843,622
Receivables from affiliates	5,131,703
Deposits with clearing brokers	1,276,956
Employees loan receivables	6,165,813
Other receivables	2,387,015
Other assets	930,550
Fails to deliver/receivables from customers	1,648,593
Fixed assets, at cost (net of accumulated depreciation of $4,053,609)	27,806,339
Right of use assets	65,667,226
Prepaid assets	3,104,660
Total assets	**$272,800,681**

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Securities sold, not yet purchased, at fair value	234,428
Accrued compensation payable	82,476,651
Accounts payable and accruals	18,134,774
Fails to receive/payables to customer	1,648,593
Payables to affiliates	578,350
Lease liabilities	77,307,749
Total liabilities	**$180,380,545**
Subordinated borrowings	27,000,000
Member's equity:	
Total member's equity	65,420,136
Total liabilities and member's equity	**$272,800,681**

Canaccord Genuity LLC
Consolidated Statement of Comprehensive Loss
Year Ended March 31, 2026

REVENUES

Commissions	$62,306,334
Principal transactions, net	53,163,078
Investment banking	171,466,553
Interest and dividend income	5,131,591
Proceeds from sale of wholesale market making business	22,500,000
Other revenues	687,495
Total revenues	**$315,255,051**

EXPENSES

Compensation and benefits	$206,169,999
Brokerage, clearing, execution fees	21,961,058
Communications and data processing	15,244,413
Promotional and travel	9,531,281
Occupancy and equipment	12,533,294
Interest and dividend expense	7,265,371
Investment banking expenses	3,045,554
Professional fees	21,892,033
Legal settlement fees	55,000,000
Depreciation of fixed assets	2,744,004
Other expenses	8,336,820
Total expenses	**$363,723,827**
Net loss	**($48,468,776)**
Other comprehensive income (loss)	**-**
Comprehensive loss	**($48,468,776)**

Canaccord Genuity LLC
Consolidated Statement of Changes in Subordinated Borrowings
Year Ended March 31, 2026

Subordinated borrowings at April 1, 2025	$	27,000,000
Issuance of subordinated notes		-
Payment of subordinated notes		-
Subordinated borrowings at March 31, 2026	$	27,000,000

See accompanying notes


Canaccord Genuity LLC
Consolidated Statement of Changes in Member's Equity
Year Ended March 31, 2026


		Member's Equity	Total
	1-Apr-25	76,427,842	76,427,842
Net loss		(48,468,776)	(48,468,776)
Share-based awards - amortization		15,461,070	15,461,070
Dividends paid to CADI		(33,000,000)	(33,000,000)
Capital contribution from CADI		55,000,000	55,000,000
	31-Mar-26	65,420,136	65,420,136

Canaccord Genuity LLC
Consolidated Statement of Cash Flows
Year Ended March 31, 2026

OPERATING ACTIVITIES

Net loss	(48,468,776)
Adjustments to reconcile net loss to net cash provided by operating activities.	
Depreciation of fixed assets	2,744,004
Amortization of Right of use Assets	9,224,865
Share based awards amortization	15,461,070
Interest accrued on employee loans	(123,223)
Impairment of fixed assets	1,250,000
Accrual of fixed assets	287,083
Net changes in operating assets and liabilities:	
Decrease in deposits with clearing brokers and others	482,463
Decrease in receivables from clearing brokers	51,564,526
Increase in corporate finance trading receivables	(7,505,024)
Decrease in securities owned, at fair value	48,736,476
Increase in receivables from affiliates	(4,856,756)
Increase in other assets	(930,550)
Increase in other receivables	(15,463)
Decrease in prepaid assets	1,313,765
Decrease in securities sold, not yet purchased, at fair value	(27,931,035)
Decrease in accounts payable and accruals	(21,167,434)
Decrease in accrued compensation payable	(12,245,917)
Lease payments	(9,237,383)
Decrease in payables to affiliates	(11,285,423)
Net cash used in operating activities	**($12,702,732)**
INVESTING ACTIVITIES	
Decrease in employee loans receivable	3,762,701
Purchase of fixed assets	(117,037)
Net cash provided by investing activity	**$3,645,664**
FINANCING ACTIVITIES	
Dividends paid to CADI	(33,000,000)
Capital contribution from CADI	55,000,000
Net cash provided by financing activity	**$22,000,000**
Net increase in cash and cash equivalents	12,942,932
Cash and cash equivalents at beginning of year	70,397,589
Cash and cash equivalents at end of year	**$83,340,521**
Supplemental cash flow disclosures	
Cash received during the year for interest:	369,207
Cash paid during the year for interest:	$2,800,375

See accompanying notes

Canaccord Genuity LLC

Notes to Consolidated Financial Statements

1. ORGANIZATION AND NATURE OF OPERATIONS

On March 15, 2018, Canaccord Genuity Inc. was converted into a limited liability company and renamed Canaccord Genuity LLC (the "Company"). Pursuant to the Limited Liability Company Agreement, Canaccord Adams (Delaware) Inc. (the "Parent" or "CADI"), is the sole member of the Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). CADI is a wholly owned subsidiary of Collins Stewart Inc. ("CSI"), which is a wholly owned subsidiary of Canaccord Adams Financial Group Inc. ("CAFGI"), which is a wholly owned subsidiary of Canaccord Genuity Group Inc. ("CGGI"), a publicly traded company based in Vancouver, British Columbia.

The Company provides corporate finance and underwriting services, financial advisory services, including services in respect of mergers and acquisitions, and conducts brokerage activities consisting primarily of institutional sales of domestic and foreign securities and equity options, and provides trading and equity research to its customers.

As a non-clearing broker, customer equities are cleared on a fully disclosed basis primarily through Merrill Lynch, Pierce, Fenner & Smith Incorporated ("ML") and Pershing LLC ("Pershing") which are registered clearing broker-dealers. Certain trades in foreign securities are cleared and settled pursuant to operating agreements with Canaccord Genuity Corp., an affiliated Canadian broker-dealer, Canaccord Genuity Limited, an affiliated UK broker-dealer, and Canaccord Genuity (Australia) Limited, an affiliated Australian broker-dealer.

The Company has an employee benefit trust, a special purpose entity ("SPE"), to fulfill obligations to employees arising from the Company's share-based payment plans. The employee benefit trust has been consolidated in accordance with ASC 810, Consolidation, since its activities are conducted on behalf of the Company, and the Company retains the majority of the benefits and risks of the employee benefit trust.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Information

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are stated in U.S. dollars.

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates. Such estimates include the valuation of certain securities, accrued expenses including expenses in connection with investment banking transactions and forfeiture estimates in respect of share-based compensation, and legal provisions that may arise from litigation and regulatory proceedings.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of less than 90 days, and which are not held for sale in the ordinary course of business. At March 31, 2026, there were no cash equivalents.

Deposits with Clearing Brokers

Cash is kept on deposit with various clearing firms, and represents the minimum balance required to be maintained in order to utilize such clearing services. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing agent if the minimum cash balance on deposit was not maintained.

Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are stated at fair value.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices.

Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions are for the account and risk of the Company and are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased, were minimal at March 31, 2026 and are expected to remain minimal following the sale of the U.S. wholesale market making business on November 7, 2025.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated to United States dollars using the foreign exchange rates at the date of the Consolidated Statement of Financial Condition, whereas the Consolidated Statement of Comprehensive Loss accounts are translated into U.S. dollars using exchange rates in effect at the dates of the transactions. Gains and losses from foreign currency-denominated transactions are included in the Consolidated Statement of Comprehensive Loss in other revenues at the rate of exchange in effect at the time of the transaction.

Fixed Assets

Fixed assets include furniture, equipment, and leasehold improvements. Depreciation is provided on a straight-line basis using estimated useful lives of five to fifteen years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Prepaid Assets

Prepaid assets consist of payments for invoiced assets for which the period of usage has not yet occurred. These prepaid assets will be amortized over the period covered by the invoice.

Treasury Stock

These Consolidated Financial Statements include the financial statements of the Company and an employee benefit trust that is considered a Variable Interest Entity ("VIE") of the Company. On consolidation, the Company's own equity instruments in CGGI stock that are reacquired (treasury shares) are recognized at cost and deducted from equity. Shares held in the employee benefit trust were acquired by the trust to meet obligations in connection with the awards made pursuant to the Company's long-term incentive plan. Any difference between the carrying amount and consideration paid is recognized in Member's Equity on the Consolidated Statement of Financial Condition. Voting rights related to treasury shares are nullified for the Company and no dividends are paid to the employee benefit trust on such shares.

Canaccord Genuity LLC

Notes to Consolidated Financial Statements (continued)

Commissions Revenue

Commissions revenue consists of revenue generated through providing commission-based brokerage services to customers, including trade execution.

Commissions revenue is recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company's share of any commissions revenue received by affiliates listed in Note 1, is paid to the Company through inter-company transfers settled on a periodic basis.

Investment Banking Revenue

Investment banking revenue and equity selling concessions are recorded at the time underwriting or financing transactions, including private placement transactions, are completed, and the applicable revenue recognition criteria have been satisfied. The Company has concluded that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions, including at-the-market financing transactions, as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Investment banking revenue also includes fees earned from providing mergers and acquisitions (M&A), and other financial advisory services. Advisory fees consist of ongoing management and advisory fees such as retainer fees which are recognized over the period of time that this performance obligation is delivered. Also included in advisory fees is revenue from M&A activities, which is recognized at the point in time when the underlying transaction is substantially completed under the engagement terms, and it is highly probable that a significant revenue reversal will not occur. Investment banking fee receivables of $10,843,622 are reported in corporate finance trading receivables on the Statement of Financial Condition. Related expenses are recorded in Banking related underwriting expenses on the Consolidated Statement of Comprehensive Loss.

Investment banking revenue earned from transactions jointly executed by the Company and its foreign affiliates is recognized by each party for its respective share and is processed through intercompany transfers, with amounts included in balances with affiliates and settled on a periodic basis [see Note 14].

Principal Transactions, net

Gains and losses from proprietary securities transactions and market making activities, and the related revenues and expenses, are recorded on a trade date basis. Securities owned and securities sold not yet purchased, are stated at fair value with unrealized and realized gains and losses reflected in the Consolidated Statement of Comprehensive Loss. Fair value is generally based on published market prices, quoted prices from dealers, recent market transactions, or on such other information and valuation methods as may be reasonable in the circumstances. In certain circumstances, the Company has determined that the fair value of securities where price transparency is limited or not available is nil.

Notes to Consolidated Financial Statements (continued)

Proceeds from sale of wholesale market making business

On November 7, 2025, the Company completed the sale of its U.S. wholesale market making business which primarily specialized in OTC wholesale market making activities, including global equities and ADRs. The gross proceeds from the sale were $22.5 million.

Other Expenses

Other expenses include certain general and administrative expenses and payments to foreign affiliates.

Legal Settlement Fees

In connection with the regulatory matters described in Note 13, the Company recorded legal settlement fees of $55.0 million during the fiscal year.

On March 6, 2026, the Company entered into final settlement agreements with the U.S. Securities and Exchange Commissions ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), and the Financial Crimes Enforcement Network ("FinCEN"). The settlements resolved all previously disclosed enforcement actions related to these matters. The total settlement amount was $ 80.0 million, of which $5.0 million is suspended pending the delivery of a satisfactory suspicious activity reporting lookback review pursuant to the terms of the FinCEN Consent Order. As of March 31, 2026, the Company does not have any provision accrued for this matter as the Company has paid $75.0 million of the settlement amount. The Company does not expect that it will be required to pay the suspended amount and has not recorded a provision in respect of the suspended amount.

Credit Losses

The Company accounts for estimated credit losses on financial assets not carried at fair value in accordance with ASC 326, Financial Instruments ("ASC 326"). ASC 326 requires the Company to estimate expected credit losses over the contractual term of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. In general, the assets that are not carried at fair value in the Consolidated Statement of Financial Condition include cash, receivables from clearing brokers, corporate finance trading receivables and loans to employees. As a result of the daily settlement or short-term nature of receivables, the amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties and has not experienced any significant defaults. As a result, the Company has not recorded a credit loss allowance on these assets not carried at fair value.

Leases

At the commencement of a lease, the liability to make lease payments and an asset representing the right to use the underlying asset during the lease term is recognized. The Company's lessee arrangements consist of non-cancelable operating leases for office space. In accordance with ASC 842, the Company recognizes right-of-use assets and lease liabilities, which are recognized based on the present value of the remaining lease payments, discounted using the Company's incremental borrowing rates. The discount rate used by the Company is based on its incremental borrowing rate at the commencement of the lease, and ranges from 6.50% to 8.50%. When a lease grants an extension option, the

Company does not factor the renewal option period into the calculation of the right-of-use asset and lease liability unless such option is reasonably certain to be exercised at the lease commencement date.

Share-based Compensation

The Company follows FASB ASC Topic 718, "Compensation—Stock Compensation" ("ASC Topic 718"), to account for its stock-based compensation plans. ASC Topic 718 requires all share- based payments to employees to be recognized in the Consolidated Financial Statements using a fair value-based method.

Equity-settled transactions

Grants are made pursuant to the company's Long-term Incentive Plan ("LTIP"). The fair value of these awards is determined at the date of the grant based upon the quoted market price of CGGI. For certain LTIP awards, the fair value of awards granted to employees is expensed in the period in which those awards are deemed to be earned. This period is generally the fiscal period in which the awards are either made or the immediately preceding fiscal year for those awards made after the end of such fiscal year but were determined and earned in respect of that fiscal year. Typically, these awards vest ratably over a three-year vesting period and as long as the employee does not violate certain post-termination restrictions and is not engaged in certain competitive or soliciting activities as provided in the Plan these awards will continue to vest during the vesting period. For all other awards, typically new hire awards or retention awards,vesting is directly subject to continued employment and therefore these awards are subject to a continuing service requirement. The fair value of these awards is expensed over the vesting period as compensation expense on a graded amortization basis. There are no performance conditions attached to the LTIP awards.

Cash-settled transactions

Management may also receive performance share units (PSUs) and deferred share units (DSUs) as part of their remuneration. The liability is remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized through the Consolidated Statement of Comprehensive Loss. The PSUs and DSUs were measured at fair value on grant date. Changes in value of the PSUs and DSUs at each reporting period are amortized over the remaining vesting period and recorded as a compensation and benefits expense in the Consolidated Statement of Comprehensive Loss as a result of certain employment-related conditions.

Income Taxes

The Company is a single member limited liability company treated as a disregarded entity for federal and state income tax returns filed by CADI and CAFGI as applicable. Prior to its conversion to a limited liability company on March 15, 2018, the Company was included in the income tax returns of its U.S. based holding company, CAFGI.

3. RECENTLY ADOPTED AND PENDING ACCOUNTING PRONOUNCEMENTS

In November 2024, the FASB issued ASU No. 2024-03, disaggregation of income statement expenses. This ASU requires additional disclosure of the nature of expenses included in the income statement. This ASU applies to all public business entities and is effective for annual reporting periods beginning after December 15, 2026. The Company is currently evaluating the impact of this ASU on its financial statements.

4. FAIR VALUE MEASUREMENT

The fair value hierarchy prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The measurement of fair value is based upon a hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company's investments are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy, and its applicability to the Company's investments, are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date of identical, unrestricted assets.

Level 2 – Quoted prices for markets that are not active, or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Pricing inputs are unobservable for the asset and reflect management's own assumptions to determine fair value.

A description of the valuation techniques applied to the Company's major categories of securities owned and securities sold measured at fair value follows:

Corporate equities

Exchange-traded equity securities – Securities traded on domestic and international exchanges are stated at the last reported sales price on the valuation date. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in level 1 of the fair value hierarchy. If not actively traded they are classified as level 2.

Over–The-Counter (OTC) equity securities – This includes securities traded on various bulletin board-based trading platforms such as the OTC Bulletin Board (OTCBB) and OTC Link. The OTC Bulletin Board (OTCBB) is an electronic quotation system that displays real-time quotes, last sales prices, and volume information for many over-the-counter securities that are not listed on a national securities exchange. Similarly, OTC Link is an electronic inter-dealer quotation system that displays quotes from broker-dealers for many over-the-counter (OTC) securities. Market makers such as the Company and other broker- dealers that buy and sell OTC securities can use the electronic trading platforms to publish their bid and ask quotation prices. Except for some foreign issuers, the companies quoted on OTC Link may be closely held, small and/or thinly traded. Most of these issuers do not meet the minimum listing requirements for trading on a national securities exchange, such as the New York Stock Exchange or the Nasdaq Stock Market.

OTC securities are generally valued based on quoted prices from market makers or composite quote providers such as bulletin boards. They are categorized in Level 2 of the fair value hierarchy. For securities which are categorized in

Notes to Consolidated Financial Statements (continued)

Level 2 of the fair value hierarchy, in certain cases, the Company also applies an adjustment for lack of liquidity or an adjustment for lack of price transparency to arrive at fair value from a market participant's perspective.

The Company has an insignificant amount of OTC equity securities which have not traded for a significant period of time and are valued on a basis as determined by the Company to be the best estimate of the fair value utilizing assumptions and estimates made with reference to historical market quotes and prices appropriate for such securities. Where there is no price transparency for an extended period of time (generally more than 90 days) and where there is uncertainty about fair value from a market participant's perspective and where an estimate cannot be made, the Company has determined that the fair value of such securities is nil.

Securities owned and securities sold, not yet purchased, were minimal at March 31, 2026 and are expected to remain minimal following the sale of the U.S. wholesale market making business on November 7, 2025.

The following table is a summary of the levels used, as of March 31, 2026, in valuing the Company's securities owned and securities sold, not yet purchased, carried at fair value on a recurring basis:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of 03-31-2026
Assets:				
OTC Securities	-	170,294	-	170,294
Total	-	170,294	-	170,294
Liabilities:				
OTC Securities	-	234,428	-	234,428
Total	-	234,428	-	234,428

During the year-ended March 31, 2026, the Company had no transfers between level 2 and level 3.

5.   RISK MANAGEMENT

Trading activities expose the Company to market, credit and operational risks as described below. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- A regular review of the risk management process by executive management as part of its oversight role.

- Defined risk management policies and procedures supported by an established analytical framework.

Notes to Consolidated Financial Statements (continued)

- Articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Market Risk

- Equity price risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices.

- The company sells financial instruments that it does not currently own described as Securities sold, not yet purchased, at fair value. The Company is obligated to purchase such financial instruments at a future date and will incur a loss if the purchase price of such financial instruments increases above the fair value as recorded at March 31, 2026.

- Currency risk arises from the possibility that changes in foreign currency exchange rates will result in losses.

Credit Risk

The Company is exposed to risk of loss if an individual, counterparty, or issuer fails to perform its obligations under contractual terms ("default risk"). The Company has established policies and procedures for mitigating credit risk, including reviewing and establishing limits for credit exposure and continually assessing the creditworthiness of counterparties. Credit risk can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets. Collateral in respect of market transactions on behalf of customers is generally limited to securities purchased or cash received in connection with the transaction. The Company does not generally hold collateral in respect of investment banking or other receivables.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events such as the occurrence of disasters or security threats. Operational risk exists in all the Company's activities, including processes, systems and controls used to manage other risks. Failure to manage operational risk can result in financial loss, reputational damage, regulatory fines and failure to manage market, credit or other risks.

The Company operates in different markets and relies on its employees and systems to process a high number of transactions. In order to mitigate this risk, the Company has developed a system of internal controls and checks and balances at appropriate levels, which includes overnight trade reconciliation, control procedures related to clearing and settlement, transaction and daily value limits within all trading applications, cash controls,   physical security, independent review procedures, documentation standards, billing and collection procedures, and authorization and processing controls for transactions and accounts. The Company also has disaster recovery procedures, business continuity plans and built-in redundancies in the event of a systems or technological failure. In addition, the Company utilizes third party service agreements where appropriate. Although the Company's systems, processes and procedures were effective in limiting the risk associated with the outbreak of the COVID-19 pandemic, there is a risk that such systems, processes and procedures may not be successful in the event of future pandemics.

Cybersecurity Risk

Cybersecurity risk is the risk that the Company's information networks, data or internal systems will be damaged, disrupted, misappropriated, stolen, accessed without permission or otherwise attacked. This risk exists due to the interconnected nature of the Company's business with its clients, suppliers, vendors, partners and the public via the

internet and other networks. As a result of this interconnectivity, third parties with which the Company does business with or that facilitate the Company's business may also be a source of cybersecurity risk to the firm. The Company has implemented a third- party risk management framework as part of onboarding new vendors and other third parties as well as continuous monitoring of existing vendors. The purpose of this mitigant is to ensure all parties interacting with the Company are adhering to high standards as it relates to cybersecurity. The Company devotes considerable effort and resources to defend against and mitigate cybersecurity risk, including increasing awareness throughout the organization by implementing a firm-wide cybersecurity training program for all employees. The Company's management of cybersecurity risk, as well as any reported incidents is regularly presented to senior management via the Cybersecurity Committee.

6. RECEIVABLES FROM CLEARING BROKERS

Amounts receivable from clearing brokers represents amounts due to the Company from clearing and settlement services provided to the Company in connection with normal transactions involving commissions earned and the trading of securities.

7. EMPLOYEE LOAN RECEIVABLES

The Company makes loans to certain officers and senior employees (the "Participants") of the Company for the purpose of funding a portion of the employees' subscription for units in an independent limited partnership (the "LP Units"). The limited partnership is owned by employees of CGGI and its subsidiaries and owns common shares of CGGI. During the year ended March 31, 2026, the Company entered into loan agreements with new and existing participants in the aggregate principal amount of $3.0 million (the "2026 Purchase Loans") for the purpose of subscribing for LP Units. The 2026 Purchase Loans bear interest at market rates, are full recourse, have maturities of up to seven years, and are secured by a pledge of the LP Units. As of March 31, 2026, the limited partnership owned 14.2% of the issued and outstanding shares of CGGI.

The Purchase Loans are repaid through the application of a portion of annual bonuses paid to participating employees. As of March 31, 2026, the aggregate of the Purchase Loans outstanding including interest was $6.2 million and are included as Employee loans receivables on the Consolidated Statement of Financial Condition.

8. FAILS TO RECEIVE/DELIVER AND RECEIVABLES/PAYABLES FROM CUSTOMERS

The Company has recognized the amount of $1,648,593 in connection with unsettled transactions which have failed to receive and failed to deliver involving foreign securities which are cleared and settled pursuant to operating agreements with affiliated foreign broker-dealers (see Note 1). With respect to such transactions, the Company is exempt from SEC Rule 15c3-3 under subparagraphs (k)(2)(i) and k(2)(ii) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities and in certain cases clears through another broker-dealer on a fully disclosed basis. (See Note 18).

9.   **FIXED ASSETS**

At March 31, 2026, fixed assets were comprised of the following:

Leasehold improvements	$24,677,012
Furniture and fixtures	6,243,335
Equipment	939,600
	31,859,947
Less: Accumulated depreciation	(4,053,608)
Total Fixed Assets	$27,806,339

In connection with the sale of the wholesale market making business, the Company performed an evaluation of its fixed assets to assess recoverability in light of its current business needs and operating structure. As a result of the exit from this business, certain fixed assets were determined to be no longer in use or not expected to generate future economic benefits, indicating impairment. Based on this assessment, the Company recognized a cumulative impairment loss of $1,250,000 as of March 31, 2026, which is included in Other expenses. The impairment reduced the carrying value of the assets to zero as of March 31, 2026. Accordingly, no further depreciation expense will be recognized for these assets subsequent to that date.

10.   **INCOME TAXES**

The company is a single member limited liability company treated as a disregarded entity for federal and state income tax returns filed by CADI and CAFGI as applicable. Prior to its conversion to a limited liability company on March 15, 2018, the Company was included in the income tax returns of its U.S. based holding company, CAFGI.

As a result of the Company's conversion to an LLC and characterization as a disregarded entity for income tax purposes, its deferred tax items transferred to its sole member, CADI, upon such conversion. As the Company had a full valuation allowance against its deferred tax assets at the time of its conversion, the transfer of the deferred tax items to its sole member had no impact on the Company's tax expense.

In preparing tax returns, CADI and CAFGI are required to interpret complex tax laws and regulations, and utilize income and cost allocation methods, to determine taxable income. On an ongoing basis, CADI and CAFGI may be subject to examinations by federal, state, and local government taxing authorities that may give rise to differing interpretations of these complex laws, regulations, and methods. Due to the nature of the examination process, it generally takes several years before these examinations are completed, and matters resolved. Income tax returns for the taxation years ended March 31, 2023, 2024 and 2025 are considered to be open for examination by federal and state taxing authorities.

11.   **VARIABLE INTEREST ENTITY**

The assets and liabilities of the Company's deferred compensation plan are held in a Rabbi trust which is considered a variable interest entity of the Company. The Company is considered the primary beneficiary of the Rabbi trust because the Company directs the activities of the trust and can use the assets of the trust to satisfy the liabilities of the Company's deferred compensation plan. Accordingly, the assets and liabilities of the Rabbi trust are consolidated with the financial statements of the Company. At March 31, 2026, Member's equity on the Company's consolidated Statement of

Notes to Consolidated Financial Statements (continued)

Financial Condition was reduced by $10,547,004 representing the amount paid by the company to the trust for the purchase of CGGI shares. Shares acquired by the trust are delivered to employees at the time of vesting.

12.   EMPLOYEE BENEFIT AND STOCK-BASED INCENTIVE COMPENSATION PLANS

The Company has a stock-based compensation program in which participating employees are entitled to receive shares in CGGI which generally vest over a period of three years (the "RSUs").

This program is referred to as the Long- Term Incentive Plan (the "LTIP" or the "Plan"). The fair value of these awards is determined at the date of the grant based upon the quoted market price of CGGI. Participating employees receive common shares of CGGI at the time of vesting. The Company accounts for these awards as equity-settled transactions. As described in Note 1 and Note 11, the Company has established an employee benefit trust (the Trust). The Company funds the Trust with cash which is used by the trustee to purchase common shares on the open market that will be held in the Trust until the RSUs vest.

The Company estimates the number of equity instruments that will ultimately vest when calculating the expense attributable to equity-settled transactions. No expense is recognized for awards that do not ultimately vest.

During the year ended March 31, 2026, under the terms of the LTIP, the Company granted stock awards for 1,074,458 shares of CGGI stock, with a total fair value of $8,090,718 at the date of grant with a weighted average fair value of $7.53 per share.   The Trust did not purchase any shares during the year ended March 31,2026. As of March 31, 2026, the Company had an investment of $10,547,004 in CGGI shares which were purchased by the Trust and which have not yet vested.

	Number of shares
Unvested awards outstanding, April 1, 2025	5,052,027
Granted	1,074,458
Vested	(3,227,817)
Forfeitures	(10,716)
Unvested awards outstanding, March 31, 2026	**2,887,952**

	Number of shares
Common shares held be the trust, April 1, 2025	4,798,287
Acquired	0
Released on vesting	(3,227,817)
Common shares held by the Trust, March 31, 2026	**1,570,470**

The remaining amortization expense associated with LTIP awards granted with a continued employment requirement as of March 31, 2026, is as follows for the years ending:

March, 2027	2,165,911
March, 2028	883,167
March, 2029	228,392
March, 2030	0
Total	$3,277,470

At March 31, 2026, the Company held 19,952 shares of CGGI stock, resulting from shares that were previously awarded to employees and purchased to satisfy such awards. In certain cases, the vesting terms for such awards were not satisfied and, accordingly, the awards were then forfeited by such employees. The fair value of these shares, $170,294, is included in securities owned, in the Consolidated Statement of Financial Condition. It is expected that these shares will be returned to CGGI in consideration for the fair value of such shares.

Senior executive deferred shares units

On June 1, 2021, the Company adopted a deferred share unit (DSU) plan for certain key senior executives. All DSU awards will be cash settled on the retirement of the employee, provided the employee has met certain "good leaver" conditions. The following DSUs are settled in cash one year after the participants' departure from the Company in accordance with the terms of the plan.

The carrying amount of the liability recognized in accounts payable and accrued liabilities relating to DSUs at March 31, 2026, was $2,194,699.

13.   **COMMITMENTS AND CONTINGENCIES**

Leases

The Company leases office space, furniture, and communications and information technology equipment under various non-cancelable operating leases. Office space leases are subject to escalation clauses covering operating expenses and real estate taxes and may include renewal options. Lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement, net of any future tenant incentives. The Company would not factor the renewal option period into the calculation of ROU assets or a lease liability unless such option is reasonably certain to be exercised at the lease commencement date.

Operating lease expense for the year ended March 31, 2026, is $10,177,063 and is recorded in the Occupancy and equipment expense line item in the Consolidated Statement of Comprehensive Loss.

Maturities of lease liabilities under operating leases as of March 31, 2026, are as follows:

Canaccord Genuity LLC

Notes to Consolidated Financial Statements (continued)

	March 31st ,2026
2027	9,285,738
2028	8,865,576
2029	8,546,667
2030	8,443,223
2031	8,820,720
Thereafter	88,187,409
Total	132,149,333
Effect of discounting	(54,841,584)
Total lease liabilities	$ 77,307,749

The weighted average remaining lease term and discount rates for all operating leases as of March 31, 2026, are 14 years and 8.07%.

The Company entered into subleases for certain leased premises with its Parent, Canaccord Adams (Delaware) Inc. The leases have been classified as operating leases and are included in the data presented above.

Underwriting

In the normal course of business, the Company enters into underwriting commitments. At March 31, 2026, the Company did not have any open underwriting commitments.

Litigation proceedings and claims, regulatory matters, and contingent liabilities

In the normal course of business as a broker-dealer, the Company is involved in litigation, claims and threatened claims arising in the normal course of the securities business. The Company has recorded provisions for matters where payments for such matters are considered probable and can be reasonably estimated. While the outcome of these matters is uncertain, in the opinion of management, after consultation with legal counsel, the ultimate resolution of such matters will not have a material adverse effect on the Company's financial position or results of operations.

As a registered broker- dealer, the Company is subject to certain rules, regulations, and other regulatory requirements specific to the broker-dealer business and, as such, the Company operates within a regulatory framework involving certain governmental agencies and organizations. As a regulated entity and in the normal course, the Company is subject to periodic reviews and examinations by those agencies and organizations. The Company maintains policies and procedures designed to ensure compliance with these rules, regulations and requirements, but, in the event that a regulatory authority determines that there was a failure by the Company to follow or comply with certain procedures or a regulatory requirement or there is a deficiency in the Company's records or reports or some other compliance or financial failure then the Company may agree to pay a fine or penalty or agree to certain other sanctions, or, alternatively, a regulatory authority may impose a fine, penalty or other sanction. If such circumstances arise, the Company records a provision for any matter where a payment is considered probable and can be reasonably estimated.

In connection with this regulatory oversight, the Company was involved in civil enforcement matters by certain U.S. regulators arising from reviews of the Company's trading businesses, including the Company's Bank Secrecy Act/ anti-money laundering compliance program.

On March 6, 2026, the Company entered into final settlement agreements with the U.S. Securities and Exchange Commissions ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), and the Financial Crimes Enforcement Network ("FinCEN"). The settlements resolved all previously disclosed enforcement actions related to these matters.

Notes to Consolidated Financial Statements (continued)

The total settlement amount was $ 80.0 million, of which $5.0 million is suspended pending the delivery of a satisfactory suspicious activity reporting lookback review pursuant to the terms of the FinCEN Consent Order. As of March 31, 2026, the Company has paid $75.0 million of the settlement amount. The Company does not expect that it will be required to pay the suspended amount and has not recorded a provision in respect of the suspended amount.

The Company and its affiliates provide financial advisory, underwriting and other services to, and trade the securities of, issuers that are involved with new and emerging industries, including the US cannabis industry. Activities within such industries, including the US cannabis industry, typically have not had the benefit of a history of successful operating results. In addition to the economic uncertainties associated with new industries, new activities and new issuers, the laws applicable to such industries or activities, particularly the US cannabis industry and the activities of issuers in that industry, and the effect or enforcement of such laws are undetermined, conflicting and uncertain. With respect to the US cannabis industry, cannabis continues to be a controlled substance under the United States Controlled Substances Act and as such, there is a risk that certain issuers, while in compliance with applicable state law, may be prosecuted under federal law. Accordingly, the Company has adopted policies and procedures reasonably designed to ensure compliance with the United States Currency and Foreign Transactions Reporting Act of 1970 (the "Bank Secrecy Act") and the guidance issued by the United States Department of the Treasury Financial Crimes Enforcement Network, FIN-2014-G001 (the "FinCEN Guidance") relating to providing financial services to marijuana related businesses in the United States (as that term is used in the FinCEN Guidance).

While the Company takes steps to identify the risks associated with emerging industries, including the US cannabis industry, and only provides services to those issuers where it determines that there is no material risk to the Company or where any risk is unlikely to result in a material adverse consequence to the Company, there is a risk that the Company could be the subject of third party proceedings which may have a material adverse effect on the Company's business, revenues, operating results and Consolidated Statement of Financial Condition as well as the Company's reputation, even if such proceedings were concluded successfully in favor of the Company. The Company has determined that any such proceedings are not probable and, accordingly, has not recorded a provision in respect of such matters.

Risks associated with emerging industries such as the cannabis industry also include the risk of the insolvency of issuers and the consequent inability of such issuers to satisfy their indemnification obligations to the Company. Accordingly, in the event of a loss to the Company, the Company may be unable to recover amounts in respect of any indemnity claims.

The Company clears its customers' transactions through Merrill Lynch Pierce Fenner & Smith and Pershing LLC. In addition, the Company has entered into operating agreements with its affiliates, Canaccord Genuity Corp., in order to conduct DVP/RVP brokerage business involving Canadian securities, Canaccord Genuity Limited in order to conduct DVP/RVP brokerage business involving European securities and Canaccord Genuity (Australia) Limited in order to conduct DVP/RVP brokerage business involving Australian securities. In connection with these agreements, the Company may be required to indemnify these broker dealers if losses are incurred that are deemed to be the fault of either the Company or one of its customers. The Company does not have a history of incurring material losses related to the clearing of Exempt k(2)(i) transactions and, as such, has not recorded a provision in respect of such guarantee or potential liability. However, while material losses due to the clearing of customer transactions is considered remote by the Company, the possibility exists that such losses may occur; therefore, the Company closely monitors all customer clearing activities. (See Note 8)

14. RELATED PARTY TRANSACTIONS

The Company entered into subleases for certain leased premises with its Parent, Canaccord Adams (Delaware) Inc. (CADI). The Company has the right to direct the use of the leased premises and is responsible for the costs throughout the lease term.

Notes to Consolidated Financial Statements (continued)

In the normal course of business, the Company executes securities transactions and has other transactions with affiliated entities within the US and other foreign jurisdictions. The transactions with other US affiliates relate to Canaccord Adams Financial Group Inc. (CAFGI), CG Sawaya LLC (CGSU) and Canaccord Genuity Petsky Prunier LLC (CGPP). There were also transactions between the Company and its foreign affiliates Canaccord Genuity Corporation (CGC), Canaccord Genuity (Australia) Limited (CGAL), and Canaccord Genuity Limited (CGL).

As of March 31, 2026, the Company had balances with its parent and affiliates as follows:

Due from Affiliate, CAFGI	$	3,388
Due from CG Australia		2,434,817
Due from other affiliates		81,505
Due from Affiliate, CGC		1,682,595
Due from Other US Affiliates		435,498
Due From Parent, CADI		493,900
Total receivables from affiliates	$	**5,131,703**
Due to Affiliate, CGSU	$	414,576
Due to Affiliate, CGPP		113,327
Due to other affiliates		50,447
Total payables to affiliates	$	**578,350**
Subordinated debt (note 17)		**27,000,000**

During the year ended March 31, 2026, the Company earned investment banking revenue from transactions in which it jointly participated with other foreign affiliates of $6,400,988. Other types of intercompany transactions include reimbursements or payments for invoices paid on behalf of or by affiliates. $2,637,202 which is included in other expenses is for services provided and other overhead charges incurred by CGC on behalf of and for the benefit of CGI for the year ended March 31, 2026.

Balances due from/to affiliates are generally settled by the transfer of cash on a periodic basis.

In connection with foreign trades by the Company on behalf of customers which are settled on a DVP/RVP basis pursuant to the operating agreement with CGC, CGAL and CGL, the Company has recorded an amount of $1,648,593 on the Consolidated Statement of Financial Condition in respect of trades with fails to receive/payables to customers and fails to deliver/receivables from customers and, as such, are unsettled. (Note 8)

Purchase Loans were made to certain executive officers and senior revenue producing employees to subscribe for units of the Partnership for $6.2 million. [Note 7]

15.   REVENUES FROM CONTRACTS WITH CUSTOMERS

The Company's revenue from contracts with customers which are subject to ASC 606, Revenue from Contracts with Customers ("ASC 606") consists of commissions, investment banking revenues and affiliate services income [Note 14]. The Company disaggregates revenues from contracts with customers by type of service in the table below.

The Company's revenues from contracts with customers which are subject to ASC 606, Revenue from Contracts with Customers, were comprised of the following for the year ended March 31, 2026:

Revenues from Contract with Customers

Investment banking:

Underwriting fees

	IPO and follow on offerings	$42,532,700
	Private placement fees	6,336,381
	ATM fees	8,610,482
Total Underwriting fees		$57,479,563

Advisory fees

	Mergers & acquisitions	$111,108,300
	Retainer fees	2,878,690
Total Advisory fees		$113,986,990
Total Investment banking fees		**$171,466,553**

Commissions and fees:

Equity commissions	$49,517,795
Option commissions	9,834,627
Other commissions	2,953,912
Total Commissions and fees	**$62,306,334**

Revenues from external customers (Note 15)	$233,772,887
Interest and dividend income	$5,131,591
Interest and dividend expense	$7,265,371
Depreciation of fixed assets	$2,744,004

16.   SEGMENT REPORTING

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU provides amendments to ASC 280 and requires disclosure of incremental segment information, including significant segment expenses.   The company adopted ASU 2023-07 effective April 1st, 2024.

Analysis

Management followed the following steps in identifying its reportable segments.

Step 1 - Identify the chief operating decision maker (CODM)
Step 2- Identify and aggregate operating segments
Step 3- Determine reportable segments
Step 4- Disclose required information for each reportable segment

Each of the steps is discussed below.

Step 1 – identify the CODM
The Company has identified its President and CEO as its CODM.

Step 2 – Identify and aggregate operating segments
The Company operates in a single line of business as a broker-dealer, providing corporate finance and underwriting services, financial advisory services, including services in respect of mergers and acquisitions, and conducts brokerage activities consisting primarily of institutional sales of domestic and foreign securities and equity options, provides trading and equity research to its customers, and conducts market making of equity.

On a monthly basis, the CODM receives financial information by department, including revenue and compensation and any costs directly attributable to the department such as trading costs. Overhead costs include central management costs such as technology, compliance, premises and equipment, accounting and HR. The Company manages these costs at an enterprise level and does not allocate to specific business lines, trading desks or activities. Although the CODM receives information for each business line, he makes decisions about resource allocations and assesses the performance of the Company's business activities based on consolidated financial information of the Company. Although the Rabbi Trust is included as part of the Consolidated Financial Statements of CGLLC, it is not related to the operations of the Company and does not impact the CODM's decision making on business performance or resource allocation. Therefore, the Company's operations constitute a single reporting segment and the Rabbi Trust is not considered part of segment reporting.

Step 3 – Determine reportable segments
Given the Company's operations constitute a single reporting segment, there is a single reportable segment.

Step 4 Disclose required information for each reportable segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several types of services, including investment banking, advisory, principal transactions and agency transactions. The Company has identified its President and CEO as the chief decision maker ("CODM"), who uses the segment operating income or loss when allocating resources and assessing the performance of the reportable segment. Net income is also used to monitor budget versus actual results. The Company's operations constitute a single operating segment and therefore a single reportable segment, as the CODM manages the business activities using consolidated financial information of the Company as a whole. The accounting policies used to measure the net income or loss of the segment are described in the summary of significant accounting policies in Note 2. The segment revenue and significant expenses for the year ended March 31, 2026, are included in the Consolidated Statement of Comprehensive Loss.

Canaccord Genuity LLC

Notes to Consolidated Financial Statements (continued)

The following represents the other required segment disclosures for the year ended March 31, 2026.

There was no material revenue amounts attributed to individual foreign country and no single customer comprised 10% or more of the Company's revenues for the year ended March 31, 2026.

17. SUBORDINATED DEBT

The Company has subordinated debt with its Parent, CADI, consisting of a $27,000,000 subordinated loan, pursuant to a subordination agreement, with a maturity date of May 31, 2027, and it is automatically renewed. The subordinated borrowing bears interest at 10% per annum.

The lender has agreed to subordinate its right of collection of principals and claims to all creditors of the Company prior to the expiration of its note. The subordinated loan has been approved by FINRA is thus available for computing regulatory net capital under the SEC uniform net capital rule (Note 18). To the extent that this loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

18. NET CAPITAL REQUIREMENTS AND OTHER REGULATORY MATTERS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintains net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $1,000,000.

At March 31, 2026, the Company had net capital of $36,515,129 which was $35,515,129 in excess of the required net capital of $1,000,000.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and therules and requirements of other regulatory bodies.

Pursuant to SEC Rule 15c3-3, brokers and dealers that hold cash and securities on behalf of customers are required to maintain cash balances at financial institutions that are specifically reserved for customers when the customer-related credit balances exceed the customer-related debit balances. As an introducing broker with trades on behalf of customers cleared on a fully disclosed basis, the Company does not hold any customer assets, and, in accordance with Rule 15c3-3(k)(2)(ii), the Company is exempt from Rule 15c3-3. In connection with foreign trades by the Company on behalf of customers which are settled on a DVP/RVP basis pursuant to the operating agreement with CGC, CGAL and CGL, the Company is exempt from Rule 15c3-3 pursuant to 15c3- 3(k)(2)(i). The Company is also filing an exemption report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 amendments to 17 C.F.R. § 240.17a-5.

19. SUBSEQUENT EVENTS

In preparing the Consolidated Financial Statements, the Company has evaluated the impact of all events and transactions for potential recognition or disclosure through May 29, 2026, the date that the Company's financial statements are issued. There were no material recognizable or non-recognizable subsequent events during this period.

Canaccord Genuity LLC
Schedule I: Computation of Net Capital under SEC Rule 15c3-1
March 31, 2026

Net Capital

Member's equity	$75,967,140	
Subordinated borrowings	27,000,000	**$102,967,140**
Non-allowable assets:		
Stock-based Compensation	10,547,003	
Corporate Finance Trading Receivables	10,843,622	
Employees loan receivable	6,165,813	
Other Receivables	1,645,130	
Fixed Assets	27,806,339	
Receivables from Affiliates	5,131,703	
Prepaid Assets	3,104,660	
Other Assets	930,550	
Non Marketable Equities per SEC rules	170,294	
Perishing unsecured debit	1,578	**66,346,692**
Net capital before haircuts		**36,620,448**
Haircuts:		
Stocks	93,771	
Other	11,548	105,319
Net capital		$36,515,129

Computation of alternate net capital requirement

Net capital	$36,515,129
Net capital requirement of reporting broker or dealer (greater of 2% of aggregate debit items as defined, or $1,000,000)	1,000,000
Excess net capital	$35,515,129

Reconciliation of Equity per Audited Financial

Equity per Audited Financial Statements	$65,420,136
Equity per March 31, 2026 FOCUS as amended	$75,967,140
Difference	$10,547,004
CGGI Stock Held by Trust	$10,547,004

The difference of $10,547,004 in equity between the Audited Consolidated Financial Statements and the March 31, 2026, Amended Focus Report is due to the basis of presentation. The Audited Consolidated Financial Statements are prepared on a consolidated basis, including both the Canaccord Genuity LLC and the Rabbi Trust, which is a variable interest entity of the Company (see Note 11). In contrast, the March 31, 2026, Amended Focus Report reflects only the financial position of Canaccord Genuity LLC on an unconsolidated basis. There were no other material differences between the amounts presented above and the amounts included in the Company's March 31, 2026 amended unaudited FOCUS report filed on May 29, 2026.

Canaccord Genuity LLC
Schedule II: Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
March 31, 2026

Credit balances:

Free credit balances and other credit balances in customers' security accounts	$	0
Customers' securities failed to receive		0
Credit balances in firm accounts which are attributable to principal sales to customers		0
Total credits		0

Debit balances:

Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	0
Failed to deliver of customers' securities not older than 30 calendar days	0
Aggregate debit items	0
Less: 3% for alternative method	0
Total debits	0

Excess of total credits over total debits	$	0
Amount on deposit in "Reserve Bank Account"	$	0
Amount of deposit (or withdrawal)		0
New amount in Reserve Bank Account after adding deposit or subtracting withdrawal	$	0

There are no material differences between the above computation and the corresponding computation included in the Company's unaudited Form X-17a-5 filing dated May 29, 2026.

Canaccord Genuity LLC
Schedule III: Information for Possession or Control Requirements
Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
March 31, 2026

1. Customers' fully paid securities and excess margin securities not in the respondent's possession
    or control as of the report date (for which instructions to reduce to possession or control had
    been issued as of the report date) but for which the required action was not taken by respondent
    within the time frames specified under Rule 15c3-3   None

    Number of items – 0

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to
    possession or control had not been issued as of the report date, excluding items arising from
    "temporary lags which result from normal business operations" as permitted under Rule 15c3-3   None
    Number of items – 0

There are no material differences between the above computation and the corresponding computation included in the
Company's unaudited Form X-17a-5 filing dated May 29, 2026.



Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Canaccord Genuity LLC

We have reviewed management's statements, included in the accompanying Canaccord Genuity LLC Exemption Report, in which Canaccord Genuity LLC (the Company) stated that:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2): (i) and (ii) (the "exemption provisions").
2. The Company met the identified exemption provisions of §240.15c3-3(k) throughout the most recent fiscal year ended March 31, 2026 without exception.
3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) proprietary trading; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities and futures transactions to other broker- dealers, and providing financial advisory services to clients; (3) participating in distributions of securities as underwriter, selling group participant or through private placement; and (4) receiving fees for providing securities research to clients; and the Company:
   (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers;
   (2) did not carry accounts of or for customers; and
   (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

May 29, 2026



Canaccord Genuity LLC
Penn1
One Pennsylvania Plaza
New York, NY 10119

Canaccord Genuity LLC's Exemption Report

Canaccord Genuity LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2): (i) and (ii).
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.
3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to:
   (1) proprietary trading;
   (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities and futures transactions to other broker- dealers, and providing financial advisory services to clients;
   (3) participating in distributions of securities as underwriter, selling group participant or through private placement; and
   (4) receiving fees for providing securities research to clients;

   and the Company:

   (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers;
   (2) did not carry accounts of or for customers; and
   (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

_____

Canaccord Genuity LLC

I, Donald D. MacFayden, affirm that, to my best knowledge and belief, this exemption report is true and correct.

By: _____

Title: Chief Financial Officer
May 29, 2026